Filed by Aegon Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aegon Ltd.

Commission File No.: 001-10882

Form F-4 Registration No.: 333-298573

Convocation and Agenda of the Extraordinary General Meeting of Shareholders October 8, 2026

Convocation and agenda with explanatory notes

The Extraordinary General Meeting of Shareholders (the “EGM”) of Aegon Ltd. (the Company or Aegon and we or us) relating to the contemplated change of our jurisdiction of incorporation by means of a cross-border discontinuation from Bermuda and continuation to Delaware, United States of America (the “Redomiciliation”) will be held on Thursday, October 8, 2026, at 10:00 EDT (16:00 CEST). The EGM will be held virtually and will be convened from the Transamerica Philadelphia Office (2 Liberty Place, 50 South 16th Street, Philadelphia, PA 19102, USA). The EGM will be held in a virtual manner only.

Shareholders other than holders of New York Registry Shares are invited to attend the EGM. The Company has decided to hold the EGM in a virtual manner, which means that shareholders (other than holders of New York Registry Shares) can attend the meeting online only. The virtual set-up includes the possibility to vote and ask questions live via a chat or a video connection. The Company’s Policy regarding a Virtual Meeting of Shareholders will be applicable to the EGM. A live stream of the EGM will be available at www.aegon.com.

Holders of New York Registry Shares on the Record Date must follow the voting procedures and instructions stated in the proxy solicitation notice they will receive from their financial intermediary.

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Agenda

Opening

At the EGM, the following items will be voted upon:

1.	Redomiciliation Proposal, a single proposal to:

a.	Redomicile Aegon by way of a continuation into Delaware as public company under the name Transamerica Inc., a Delaware corporation;

b.

Approve an amendment and restatement to the Company’s Bye-Laws with effect from, and subject to, completion of the VA Split (as described in the Shareholder Circular) to implement under Bermuda law prior to the Redomiciliation certain governance and capital structure changes that would otherwise not take effect until the Redomiciliation (the “Interim Bye-Laws”);

c.

Authorize the Board of Directors to acquire all issued and outstanding Common Shares B in Aegon’s own capital against issuance of Common Shares on a 40 for 1 basis, to give effect to the exchange of all Common Shares B for Common Shares subject to and upon completion of the VA Split (as described in the Shareholder Circular);

d.

Approve the termination of the voting rights agreement between the Company and Vereniging Aegon, originally entered into on May 26, 2003, as amended on May 29, 2013 (the “Voting Rights Agreement”); and

e.	Approve and adopt the Certificate of Incorporation and the Bylaws of Transamerica Inc. (collectively, the “Transamerica Inc. Organizational Documents”).

2.	Omnibus Incentive Plan Proposal, a proposal to adopt the Omnibus Incentive Plan (the “Omnibus Incentive Plan”) to be effective on January 1, 2027.

3.	Adjournment Proposal, a proposal to adjourn the EGM if necessary to solicit additional proxies if there are not sufficient votes to approve Proposals 1 and 2 at the EGM.

Closing

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Explanatory Notes to the Agenda

(to be read in conjunction with the Shareholder Circular)

The Redomiciliation of Aegon will occur by way of the discontinuance of Aegon Ltd., a Bermuda exempted company with liability limited by shares, and continuation of Transamerica Inc., a Delaware corporation, pursuant to which (A) Aegon Ltd. will retain its legal personality without interruption and will continue to exist as Transamerica Inc., and (B) the common shares of Aegon Ltd. will remain issued and outstanding, and will become shares of common stock of Transamerica Inc. As described above, at the EGM Shareholders will be asked to consider and vote on the Redomiciliation Proposal which if approved will result in certain changes to our governing documents as described in more detail in our Shareholder Circular which forms part of the registration statement on Form F-4 that we filed with the U.S. Securities and Exchange Commission (the “Shareholder Circular”). The authorization to acquire all outstanding Common Shares B in the Company’s own capital included in the Redomiciliation Proposal is necessary to give effect to the exchange of all Common Shares B of Association Aegon for Common Shares ensuring all issued shares will have equal voting rights. The authorization will not impact the authorization to acquire shares in the Company’s own capital granted to the Board of Directors at Aegon’s 2026 AGM. If the Redomiciliation Proposal is approved, Shareholders will also be asked to consider and vote on the adoption of a new Omnibus Incentive Plan described in more detail in the Shareholder Circular. If there are not sufficient votes to approve these proposals at the EGM, Shareholders will be asked to consider and vote on the Adjournment Proposal to adjourn the EGM to solicit additional proxies. Shareholders are urged to read the Shareholder Circular in its entirety prior to making any decisions regarding the Proposals. Capitalized terms used but not defined herein have the meanings ascribed to them in the Shareholder Circular.

Convocation for the EGM

This convocation including the agenda with explanatory notes, the Shareholder Circular – which includes the Interim Bye-Laws, the Transamerica Inc. Organizational Documents, and the Omnibus Incentive Plan –, the Virtual Meeting of Shareholders Manual and FAQ, as well as the Company’s Policy regarding a Virtual Meeting of Shareholders and other documents filed with the SEC by Aegon are available on Aegon’s corporate website (www.aegon.com/EGM) as of September 1, 2026.

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Notice to Shareholders

In connection with the proposed Redomiciliation, Aegon Ltd. has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration No. 333-298573), which became effective on August 28, 2026, that includes the Shareholder Circular that you are encouraged to review carefully prior to making any decisions regarding the proposed Redomiciliation. This Convocation and Agenda with Explanatory Notes does not constitute an offer to sell or the solicitation of an offer to sell, buy or exchange any securities and is not a substitute for the Shareholder Circular or any other document that Aegon Ltd. may file with the SEC or send to Shareholders in connection with the proposed Redomiciliation. INVESTORS AND SECURITYHOLDERS OF AEGON LTD. ARE URGED TO READ THE SHAREHOLDER CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD., ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. In addition, investors and security holders will be able to obtain free copies of the Shareholder Circular and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (https://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands, Tel: +3120-259-2493. E-mail: ir@aegon.com.

Record Date

The Board of the Company has resolved that persons entitled to vote via proxy or take part in the EGM are those who hold shares of Aegon on the Record Date, Tuesday, September 8, 2026 (“Record Date”), following the processing of all additions and withdrawals as at the Record Date. At the EGM, no shareholder rights may be exercised that are attached to shares acquired after the Record Date, i.e., Tuesday, September 8, 2026.

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Mandatory registration of intention to participate in the EGM

Shareholders holding their shares in a securities account under the Dutch giro system, who wish to participate in the EGM, are required to register by notifying their intended participation to ABN AMRO Bank N.V., Amsterdam, the Netherlands (“ABN AMRO”), which is possible from Wednesday, September 9, 2026, until Thursday, October 1, 2026, at the latest. This registration can be made through the ABN AMRO website (www.abnamro.com/evoting) or through the shareholder’s bank or stockbroker (intermediary) within the meaning of the Dutch Securities Transactions Act (“Wet Giraal Effectenverkeer”) by submitting a statement from the shareholder’s intermediary regarding one’s ownership of shares on the Record Date as stated above. Upon registration via ABN AMRO, shareholders will be requested to choose whether they attend the meeting virtually or, alternatively, grant a proxy to vote without attending the meeting as referred to below.

Shareholders registered in the Company’s register of shareholders will receive a letter containing information on how to notify their participation in the EGM (and how to vote). Holders of New York Registry Shares will receive a proxy solicitation notice.

Shareholders with vested Aegon shares from incentive plans will receive an e-mail containing information on how to notify their participation in the EGM. These shareholders must register via www.abnamro.com/evoting, which is possible from Wednesday, September 9, 2026, until Thursday, October 1, 2026, at the latest, in order to participate in the meeting and to exercise their voting rights. Upon registration via ABN AMRO, shareholders will be requested to choose whether they attend the meeting virtually or, alternatively, grant a proxy to vote without attending the meeting as referred to below.

Voting without attending the EGM virtually

Notwithstanding the obligation to register for the meeting, shareholders holding their shares in a securities account and shareholders with vested Aegon shares from incentive plans have two manners to vote without attending the meeting:

1.

Shareholders can vote through the e-voting system of ABN AMRO (www.abnamro.com/ evoting) which entails a voting instruction to the Associate General Counsel, Ms. Albertine Kronenberg. The deadline for voting through the e-voting system of ABN AMRO is Thursday, October 1, 2026, 23:59 CEST.

2.

Shareholders may grant a written proxy to the Company Secretary as their representative. Such a proxy voting form must have been received by the Company Secretary (bieke.debruyne@aegon.com) before Thursday, October 1, 2026, 18:00 CEST.

Holders of New York Registry Shares on the Record Date must follow the voting procedures and instructions stated in the proxy solicitation notice they will receive from their financial intermediary.

Voting instructions and proxies provided may be submitted prior to the EGM.

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Attendance, participation, and voting virtually at the EGM

The Company allows shareholders who have registered with ABN AMRO as outlined above, to attend, participate, and vote at the EGM remotely through electronic means (i.e., virtually). With respect to virtual attendance, the following applies:

•

Shareholders other than holders of New York Registry Shares can virtually attend the EGM via www.abnamro.com/evoting. The option of virtual attendance will not be available to holders of New York Registry Shares. In addition, virtual attendance may not be available if a shareholder’s intermediary does not support online voting.

•

Eligible Shareholders who have registered for virtual attendance at the EGM will receive a confirmation of registration by email which will contain a unique link. Via this link, the shareholder can log into the online platform of the EGM by means of a two-step verification process (by SMS verification).

•

Certain shareholder identifying information will be required for authentication purposes, such as a valid email address, securities account, and mobile phone number, in order to provide virtual access. Where applicable, also the intermediaries are requested to provide the same information with respect to the shareholders who wish to virtually attend the EGM through the online platform.

•

On the day of the EGM, eligible shareholders may log into the online platform via www. abnamro.com/evoting from 9:00 EDT (15:00 CEST) until the start of the meeting at 10:00 EDT (16:00 CEST). Shareholders who wish to attend the EGM virtually must log in and complete the admission procedure for the EGM before the meeting starts. Shareholders are recommended to log in at least 15 minutes prior to the start of the EGM. Shareholders who have not logged in before the start of the EGM via the online platform cannot vote or ask questions online during the EGM. These shareholders can only follow the EGM via the livestream.

•

The Company’s Policy regarding a Virtual Meeting of Shareholders applies to shareholders who wish to attend the EGM via the online platform. The Company’s Policy regarding a Virtual Meeting of Shareholders, as well as an overview of the minimum requirements to the devices and systems that can be used for virtual attendance (if applicable), will be available on www.aegon.com.

•

Virtual attendance entails risks, as described in the Company’s Policy regarding a Virtual Meeting of Shareholders. If a shareholder wishes to avoid such risks, he or she should choose to render their voting instructions as described above under the header “voting without attending the meeting”.

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Asking questions

During the meeting it will be possible to raise questions related to the agenda via live chat or video connection for those shareholders attending the meeting virtually.

Shareholders planning to participate virtually who would like to receive further instructions on how to ask questions during the meeting via a video connection, can reach out to the Company Secretary (bieke.debruyne@aegon.com) for further instructions.

Please be informed that in the interest of the meeting order, questions may be gathered in a thematic manner and may be answered in a similar fashion. All points of order regarding the conduct of the EGM will be at the discretion of the Chair.

Follow the EGM via our live webcast on the day of the EGM.

> Quick Links

Shareholder Circular – which includes the Interim Bye-Laws, the Transamerica

Organizational Documents, and the Omnibus Incentive Plan > (external link)

Policy regarding a Virtual Meeting of Shareholders > (external link)

Virtual Meeting of Shareholders Manual and FAQ > (external link)

Aegon’s Privacy Notice for a Virtual Meeting of Shareholders > (external link)

Overview of shares and votes > (external link)

ABN AMRO e-voting portal > (external link)

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